Exhibit 99.2

3SBio and DaVita collaborate on dialysis clinics in northeastern China
New entity to operate clinics in Jilin and Liaoning provinces
3SBio and DaVita to enter nationwide supply agreement for anemia management drugs

SHENYANG, CHINA – March 9, 2012 – 3SBio Inc. (NASDAQ: SSRX) (“3SBio”) a leading China-based biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, today announced a collaboration agreement with DaVita Inc. (NYSE: DVA), a leading provider of kidney care services for those diagnosed with chronic kidney disease to provide kidney care services in Jilin and Liaoning, two provinces in northeastern China with a combined population of 64 million. The total investment is US$20 million with DaVita and 3SBio contributing 70% and 30% respectively.

“Our collaboration with DaVita will accelerate our initiatives to provide dialysis services where they are most needed, and contribute to a better quality of life for many of China’s undertreated kidney disease patients,” said Dr. Jing Lou, Chief Executive Officer of 3SBio.

“This relationship marks an important chapter in DaVita’s long-term international plans,” said DaVita Chairman and CEO Kent Thiry. “Patients will benefit from the strategic alliance of combining 3SBio’s research and DaVita’s focus on delivering outstanding clinical outcomes.”

As a leading provider of kidney care services in the United States, DaVita has achieved clinical outcomes that have improved year-over-year for more than a decade, and it will share that expertise through its active engagement in managing the clinics.

In addition to establishing their joint venture, DaVita and 3SBio have also agreed to enter into a supply agreement for anemia management drugs throughout China. Most dialysis patients receive recombinant human erythropoietin, or EPO, to treat anemia. Since 2001, 3SBio’s EPIAO has been the leading EPO drug in China, with a current market share in excess of 40% in value terms.

About 3SBio Inc.

3SBio is a leading, fully integrated, profitable biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products primarily in China. Its focus is on addressing large markets with significant unmet medical needs in nephrology, oncology, supportive cancer care, inflammation and infectious diseases. With headquarters and GMP-certified manufacturing facilities in Shenyang, PRC, 3SBio employs over 800 people. Shares trade in the form of American Depositary Shares (ADSs) on the NASDAQ stock market under the ticker symbol “SSRX”. Please see www.3SBio.com for more information.

About DaVita

DaVita Inc., a Fortune 500® company, is a leading provider of kidney care in the United States, delivering dialysis services to patients with chronic kidney failure and end stage renal disease. DaVita strives to improve patients’ quality of life by innovating clinical care, and by offering integrated treatment plans, personalized care teams and convenient health-management services. As of December 31, 2011, DaVita operated or provided administrative services at 1,809 dialysis facilities in the United States, serving approximately 142,000 patients. The company also operated 11 outpatient dialysis centers located in three countries outside the United States. DaVita supports numerous programs dedicated to creating positive, sustainable change in communities around the world. The company’s leadership development initiatives and social responsibility efforts have been recognized by Fortune, Modern Healthcare, Newsweek and WorldBlu. For more information, please visit www.davita.com.

Cautionary Statement concerning Forward Looking Statements

This press release and all related disclosures may contain forward-looking statements. Such statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates”, “forecasts” and statements of a similar nature. The accuracy of these statements may be impacted by risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including factors related to: deal consummation conditions, contingencies and requirements, including those related to entering into the supply agreement; regulatory uncertainties as to foreign corporations to own, participate in, or operate dialysis facilities in China; risks and uncertainties related to establishing a health service joint venture in China with an international company. For additional information on factors identified above and other risk factors, uncertainties and assumptions, please refer to 3SBio’s filings with the US Securities and Exchange Commission. All the statements in these disclosures speak as of the date of the initial release. 3SBio does not undertake any obligation to update or revise the forward-looking information, except as required under applicable law.

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Investor Contacts
Bo Tan
Chief Financial Officer
3SBio Inc.
Tel: + 86 24 2581-1820
ir@3SBio.com

Tom Folinsbee
Director of Investor Relations
3SBio Inc.
Tel: + 852 8191-6991
ir@3SBio.com.